Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical

Company; E. I. du Pont de Nemours and Company

Commission File No.: 001-00815

DuPont’s Next Chapter in Delaware

Dear Delaware-based Colleagues:

DuPont has called Delaware home for more than 213 years.  The company has created countless scientific discoveries and built leading businesses, and we can be proud of the major social and economic impact DuPont has had in the State.  However, as we face a pivotal time unlike any other in our company’s history, we have begun a necessary journey down a new path to a stable and secure future for DuPont.

The planned merger with Dow and intended creation of three strong, independent companies—coupled with our own 2016 cost reduction program—has created concerns about our future in Delaware.  I want to reinforce that these decisions were made only after careful and serious deliberation, taking into account every possible alternative, including continuing on our previous path.  In the end, the Board of Directors and I unanimously agreed that this is the best path to a better, sustainable future for DuPont.

The first step is the $700 million cost reduction and associated restructuring we announced on December 11th. While this program is being implemented globally, I want to be straightforward with you about the impact on our local workforce.  The effect in Delaware will be significant, reflecting the urgent need to restructure our cost base and, as part of that effort, reduce our corporate overhead costs so that we can remain competitive.  The change also reflects the impact of our efforts to move corporate functions into the businesses, closer to our customers.

Especially given that we are in the middle of the holidays, we would have preferred to wait until individual notifications were complete before reporting the full local impact.  However, by December 31st, we are legally required to file a notice with the Delaware State government detailing the expected local job reductions, and I wanted you to hear the difficult news—directly from me—that approximately 1,700 Delaware based positions will be eliminated in the beginning of the year.

I am deeply aware that these decisions affect the lives—and families—of many people.  As we work through these notifications, we are committed to doing so in a way that is consistent with our Core Values.  We will honor each colleague’s service to the company by providing separation packages, career placement services and training allowances as part of our effort to help our team members through these transitions.

Along with this sobering news of our Wilmington-area reductions, we fortunately are also able to announce that the corporate headquarters for the combined, post-merger Specialty Products business will remain in Wilmington, Delaware.  Specialty Products will be a technology driven innovative leader, focused on unique businesses that share similar investment characteristics and specialty market focus.  The businesses will include DuPont’s Nutrition & Health, Industrial Biosciences, Safety & Protection and Electronics & Communications, as well as the Dow Electronic Materials business.  Together, their complementary offerings create a new global leader in Electronics Products, and each business will benefit from more targeted investment in their productive technology development and innovation capabilities. Our leadership in these key areas will be the foundation for further growth — in the world, and in Delaware.

We have much more work to do with the three independent companies we intend to establish, including selecting the corporate headquarter location for our Agriculture business.  I look forward to updating you on our selection progress in the months ahead.

DuPont has evolved many times over the past two centuries.  In each era, our leaders recognized that change was inevitable to remain successful.  By building our strength through the merger of equals with Dow and focusing our businesses to compete more effectively, we will enhance our ability to invest in the future.  Each business will be able to create the value-added solutions its customers expect through targeted, highly productive investments in science and R&D.

I recognize this is a lot of change in a short time and in the New Year you will hear much more from me personally and from the leadership team regarding our strategic direction.  As we go forward, we need to stay focused on our Core Values, ensuring the company is as strong as it can be for an increasingly competitive future.  I believe we will build on our history and create a new phase of progress and opportunity for DuPont.

Sincerely,

Ed Breen

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) will cause Diamond-Orion HoldCo, Inc. (“Diamond-Orion HoldCo”), to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of Diamond-Orion HoldCo. Dow, DuPont and Diamond-Orion HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or Diamond-Orion HoldCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and Diamond-Orion HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, Diamond-Orion HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 27, 2015, which are filed with the SEC.  Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 23, 2015, which are filed with the SEC.  A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separation, including timing anticipated, any changes to the configuration of businesses included in the potential separation if implemented, (iii) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (v) the ability of Dow or DuPont to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) uncertainty as to the long-term value of Diamond-Orion HoldCo common stock, (viii) continued availability of capital and financing and rating agency actions, (ix) legislative, regulatory and economic developments and (x) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.